02060785

ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference AC/ih
Date December 20, 2002

DEC 23 2002

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

SUPPL

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Capital injection into Zurich Insurance Company" dated December 20, 2002.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

per I. Häberling

Andres Christen

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Enclosure

News Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Capital injection into Zurich Insurance Company

Zurich Financial Services
Media and Public Relations

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, December 20, 2002 – Zurich Financial Services Group has increased the capital of Zurich Insurance Company, one of its key operating entities, by CHF 1.7 billion. The nominal share capital was increased by CHF 340 million to CHF 825 million through the issuance of 34 million fully paid registered shares with a nominal value of CHF 10 each at an issue price of CHF 50 per share.

This capital injection follows the ordinary capital increase of Zurich Financial Services, completed on October 30, 2002, which raised CHF 3.744 billion. The Group-internal injection of capital replaces inter-company loans to Zurich Insurance Company.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in approximately 60 countries and employs well over 70,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN